FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


INTERIM REPORT JANUARY - MARCH 2004

* Biacore's sales in the first quarter of 2004 amounted to SEK 95.3 million (106.5), a decline by 11%. Excluding the impact of exchange rates, sales increased by 2%. Encouragingly, the Americas saw its second quarter of positive sales development, as early-stage drug discovery customers resumed instrument purchases. This positive trend was also seen in Europe. The reported sales decline was entirely due to a disruption in purchasing patterns caused by a reorganization and de-centralization of academic research in Japan.

* Biacore's earnings per share in the first quarter of 2004 were SEK 0.27 (0.77), a decrease of 65% due to lower sales.

* The Company is completing the development of its new SPR array technology with the first of the novel systems based on this technology due to be introduced in the latter part of this year.

* The Board of Biacore has decided to take the steps necessary to de-list the Company's ADRs from Nasdaq National Market in the United States. A time plan for this process is now in place with the de-listing expected to take place on May 21, 2004.

* The Board has decided to recommend to today's Annual General Meeting an unchanged dividend payment for the financial year 2003 of SEK 3.00 per share.

* Biacore maintains its previous outlook for the full-year 2004: The current market and currency conditions make an accurate sales forecast for 2004 difficult. However, Biacore expects sales and earnings per share for the full-year 2004 to increase. As always, sales and earnings are likely to vary substantially between quarters.

                                            January - March
                                          2004   2003  Change

Sales, SEK million                        95.3  106.5    -11%
Operating income, SEK million              1.8    4.1    -56%
Operating margin, %                          2      4
Income after financial items, SEK million  3.3    9.0    -63%
Net income, SEK million                    2.6    7.5    -65%
Diluted earnings per share, SEK           0.27   0.77    -65%

Operational Review January - March 2004

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2003.

The recovery of Biacore's sales in the Americas, which started in the fourth quarter of 2003, continued into the first quarter of 2004. Encouragingly, sales also increased in Europe in the first quarter after a weak second half-year of 2003. In both of these markets, the sales improvements were entirely due to Biacore's industrial customer base. Unfortunately, the growing evidence of recovery in these two markets was more than offset by a large sales reduction in the Asia-Pacific region. This was caused by a number of structural changes in the Japanese market. As a result, total sales in the first quarter of 2004 declined by 11% to SEK 95.3 million (106.5). Excluding currency effects sales increased by 2%.

Biacore(r)3000 remains the Company's best-selling system and is particularly important for academic customers due to its broad range of applications. During the first quarter of 2004, sales of this system to industrial customers active in early-stage drug discovery in the Americas and Europe also showed good growth. Demand from this market segment was very weak during most of 2003. Sales of Biacore(r)3000 with the new GxP package developed very well. This combination is used in the clinical trials of bio-therapeutics to capture important data including immunogenicity.

Sales were divided geographically as follows:

                January-March
SEK million   2004  2003  Change

Americas      48.0  41.2     17%
Europe        34.3  30.9     11%
Asia-Pacific  13.0  34.4    -62%

In the Americas, sales increased by 17%. This follows a 9% increase in the fourth quarter of 2003. In Europe, first quarter sales increased by 11%, a significant improvement on the sales trend that characterized the second half of 2003. The sharp sales decline seen in Asia-Pacific was largely due to a reorganization and de-centralization of academic research in Japan, Biacore's key customer group in this region. This reorganization resulted in delayed purchasing decisions as well as a reallocation of funds that were previously used for the purchase of research equipment. In addition, research grants that are normally released in the so called supplementary budget towards the fiscal year-end were this time allocated to the defense area rather than biotechnology. Biacore's sales performance in Asia-Pacific in the first quarter of 2004 does not reflect any loss of market share, as all suppliers of high-ticket scientific equipment faced similar problems in Japan.

The 75% (77) gross margin was lower than in prior periods due to the decline in sales.

Total costs for marketing, administration and research and development decreased by 4% in the first quarter of 2004 to SEK 69.8 million (72.5). During this period, marketing and sales costs decreased by 2% to SEK 37.9 million (38.6), while administration costs fell by 16% to SEK 12.9 million (15.4).

R&D spending in the first quarter amounted to SEK 35.7 million (30.4). Of this amount, SEK 17.4 million (11.9) was capitalized. The amount capitalized is largely related to the Company completing the development of its new SPR array system which is due to be launched later this year.

Due to lower sales, operating income declined by 56% to SEK 1.8 million (4.1). The operating margin in the first quarter was 2% (4). Operating currency differences during the period amounted to SEK 1.7 million (-4.5). Financial items in the first quarter of 2003 include a reversal of the write-down of SEK 2.7 million of shares in Diffchamb subsequently sold.

The effective tax rate for the period was 24% (18) of income after financial items.

Net income for the first quarter of 2004 was SEK 2.6 million (7.5), giving diluted earnings per share of SEK 0.27 (0.77).

Capital Expenditures

During the first three months of 2004, capital expenditures totaled SEK 1.6 million (3.6).

Personnel

At the end of March 2004, Biacore had 343 (334) permanent employees.

Business Review

Biacore is the global leader in the commercialization of surface plasmon resonance (SPR) technology. SPR-based systems from Biacore are used world-wide for the real-time detection and monitoring of biomolecular binding interactions. The Company's key customers include world-leading academic life science laboratories, the pharmaceutical and biotechnology industry, as well as the food industry and government testing facilities.

There is growing evidence that the difficulties that Biacore encountered in the U.S. market through most of 2003 have now come to an end. During this period, pharmaceutical and biotechnology companies reduced their purchases of early-stage drug discovery capital equipment to an absolute minimum. However, in the fourth quarter of 2003, Biacore saw the first signs that the American industry had resumed investments in systems for the identification and validation of target molecules, and this trend has continued into 2004. Encouragingly, increasing investment from this customer group was also seen in Europe.

Biacore believes that its broad product range, which is able to meet the application needs of both academic and industrial research customers, allied to the Company's direct sales presence in all important markets throughout the world give it one of the strongest positions in the bio-analytical instrument market. In view of the large potential for its SPR systems, Biacore remains very positive about its longer-term prospects and is confident that its planned increased investment in sales and marketing will also contribute to the Company's growth.

Academic Customers - Our Strong Core Business

Academic life science research laboratories have been Biacore's most important customer group since the Company was founded. Biacore has sold SPR based systems to all of the world's leading life science institutions. The important role that Biacore's systems play in academic research is highlighted by the fact that more than 3,200 peer-reviewed scientific papers have been published based on research using the Company's SPR systems. Thanks to this strong position, the decline in demand seen in recent quarters from important segments of the industrial market has been compensated to a considerable degree by continued purchases from Biacore's academic customers.

Biacore's SPR technology can help solve many of the important problems faced by academic scientists working on a better understanding of the molecular causes of disease. The research areas where Biacore is continuing to demonstrate that its technology is in the position to deliver the most value include Cancer, Neuroscience and Immunology and Infectious Diseases. In addition, Biacore has succeeded in building the profile of its technology in another key area of life science research, Proteomics, where the Company is increasingly being recognized as a global leader. In the field of functional proteomics, a rapidly growing market, there are three areas where Biacore's SPR systems have clear competitive advantages, ligand fishing, protein-protein interactions and integration with Mass Spectrometry through automated recovery and preparation of bound analytes. Taken together, these areas play a crucial role in helping researchers develop a clear understanding of disease processes as well as identifying potential new drug candidates.

The Pharmaceutical and Biotechnology Industries - Increasingly Important Markets

In recent years, a key element of Biacore's strategy has been to increase the utilization of its SPR technology-based systems by pharmaceutical and biotechnology companies to discover and develop better drugs for the treatment of a wide range of diseases. In order to achieve this goal, Biacore has introduced a number of systems which are designed to meet the specific needs of the drug development process. Unfortunately, due to the industry's reduced investment in early-stage drug discovery in 2003, the financial benefits of this strategy have taken longer to materialize than originally envisaged.

Biacore(r)S51 - Building A Business in Lead Optimization

Biacore continues to establish Biacore(r)S51 as a key tool for pharmaceutical and biotechnology customers, addressing critical bottlenecks in the drug discovery process downstream of high-throughput screening (HTS), particularly in the area of lead optimization. Biacore(r)S51 is gradually establishing its position in this segment of the market based on its ability to provide more relevant biological information on compound activity, in a single assay, than any other technology available today.

Given the progress that has been made with Biacore(r)S51 since its launch, Biacore is confident that it will become a major contributor to the Company's future sales growth. This confidence is also based on the growing appreciation of the product from the market as new customer-generated data highlighting the benefits of using Biacore(r)S51 become increasingly available.

Biacore(r)3000 GxP Package - Key to the Bio-Therapeutics Revolution

Biacore's GxP package, which was launched in the spring of 2003 and which is used in conjunction with Biacore(r)3000, has been well received by pharmaceutical and biotechnology customers. This new combination has been designed to facilitate pharmaceutical companies' compliance with regulatory requirements and will complement Biacore(r)C, launched in 2001 for rapid concentration analysis in drug development, manufacturing quality control and in-process control applications.

A key application of the Biacore(r)3000 GxP Package will be in the clinical trials of the new wave of biological therapeutics, including antibodies, which are already and will continue to be a major source of growth for the pharmaceutical industry. The new combination will play a key role in capturing vital data during these clinical trials such as the therapeutic product's immunogenicity.

This new application is expected to provide an important source of growth for Biacore, given the large number of new biological therapeutics which are being developed by both pharmaceutical and biotechnology companies around the world. A major advantage of using an SPR assay to measure specific antibody levels in the blood of clinical trial patients is that no special purification is needed. This enhances both the speed and reproducibility of the results generated.

Food Analysis - Complementing Business with Potential

Biacore's food analysis business has made good progress with rapid consecutive releases of its proprietary Qflex(r) kits for beta agonists, sulphonamides and chloramphenicol, all residues considered harmful in the food chain. These kits in conjunction with the dedicated food analysis platform, Biacore(r)Q, are gaining acceptance by food regulators and food production companies. This is further evidenced by the growing presence of the technology both in Asia and in Europe. Biacore(r)Q is being used for applications such as routine testing of poultry and analyses of vitamins by some of the world's leading dairy product and vitamin producers.

This market segment also offers considerable longer-term recurrent revenues through kit sales.

SPR Array Technology - Expanding Our Commercial Opportunities

Biacore is determined to build on the strong SPR-based business that it has established over the last thirteen years. In order to achieve this, the Company is working on a number of important technological breakthroughs in SPR detection and micro-fluidics that form the basis for the development of its new SPR array system.

This system, which is on track to reach the market in the second half of 2004, will be able to deliver a significant improvement in the speed with which information on interactions between proteins and other molecules can be generated. Delivering the same high sensitivity and data quality that the Company's customers currently enjoy and require, this new platform will enable Biacore's SPR technology to be used across a broader range of applications in both basic life science research and drug discovery with a higher throughput and information content than is possible today.

To commercialize its SPR array technology, Biacore has utilized two collaborations to develop specific applications and gain access to reagent expertise. These collaborations with Millennium Pharmaceuticals and BD Biosciences Pharmingen have enabled Biacore to develop the critical elements of the system's specification so that it meets the demands of its targeted end-users. The planned end of the collaboration with Millennium in the summer of 2003 has allowed Biacore to extend the number of pharmaceutical customers with whom it can work to generate additional applications.

Initially the SPR array system will be targeted at applications in two key areas:

* Interaction proteomics, which is of significant interest to academic customers given the importance of understanding exactly how proteins interact as part of elucidating the causes of disease.
* Post-HTS small molecule characterization areas, where its sensitivity, increased throughput and high information content will complement Biacore(r)S51 in lead optimization applications.

Over time, the Company expects the SPR array system to have applications across the spectrum of drug discovery and development activities and be a valuable tool in many proteomics applications.

Maximizing The Potential of Our SPR Business

Biacore has decided to re-focus and to increase its investment in the sales and marketing activities needed to support its SPR-based systems, especially towards the late-stage drug discovery customers. This decision has been made based on the attractive prospects that the Company sees for its current and developing product portfolio and in particular for the enhanced commercial opportunities that can be accessed via its new SPR array system.

Amongst the key areas in which Biacore expects higher sales are:

* The Company's core life science research customers as Biacore's SPR technology gains even greater recognition in the field of functional proteomics.
* The new applications of the Biacore(r)3000, including the new GxP package which has taken Biacore into the fast growing bio-therapeutics clinical trials market.
* Its systems dedicated to late-stage drug discovery customers in the pharmaceutical and biotechnology industry, Biacore(r)S51 for "hit to lead"-selection and Biacore(r)C for quality control applications.
* The significant commercial potential of the first system being developed based on Biacore's novel SPR array technology, which will be targeted initially at functional proteomics and post-HTS small molecule characterization by the pharmaceutical industry.

De-Listing From Nasdaq

The Board of Biacore has decided to take steps to de-list the Company's ADRs from Nasdaq National Market in the United States. A time plan for this process is now in place with the de-listing expected to take place on May 21, 2004.

Accounting Principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Statement No. 20 (RR20) Interim Financial Reporting. In 2004, the Council's Statement No. 29 (RR29) Employee Benefits, which includes a new method for calculating provisions for pensions, became effective. As of December 31, 2003, this standard has reduced shareholders' equity by SEK 4.8 million. Net income in the first quarter of 2004 was only marginally affected by the new standard.

Quarterly Sales Variations

Biacore's total sales during the period 2001-2003 were split between quarters as follows:

Quarter 1  23%    Quarter 3  22%
Quarter 2  25%    Quarter 4  30%

Dividend

The Board has decided to recommend to the Annual General Meeting an unchanged dividend payment for the financial year 2003 of SEK 3.00 per share.

Outlook for the Full-Year 2004

Biacore maintains its previous outlook for the full-year 2004: The current market and currency conditions make an accurate sales forecast for 2004 difficult. However, Biacore expects sales and earnings per share for the full-year 2004 to increase. As always, sales and earnings are likely to vary substantially between quarters.

Uppsala, Sweden, April 28, 2004
Biacore International AB (publ)
Ulf Jonsson
President and Chief Executive Officer

Review Report

We have carried out a review of this interim report in accordance with the recommendation issued by FAR (the Institute for the Accountancy Profession in Sweden). A review is significantly limited in comparison with an audit.

Nothing has come to our attention which would cause us to believe that the interim report does not meet the requirements of the (Swedish) Securities Exchange and Annual Accounts Acts.

Stockholm, April 28, 2004
PricewaterhouseCoopers AB
Goran Tidstrom                   Sten Hakansson
Authorized Public Accountant     Authorized Public Accountant

Financial Information

During 2004, Biacore plans to release its interim reports as follows:

January - June         Monday, July 19
January - September    Thursday, October 21

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.

This report contains certain forward-looking statements which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Biacore International AB (publ)
Company registration number: 556534-5211

Head office
Biacore International SA, Puits-Godet 12, CH-2000 Neuchatel, Switzerland Phone +41 32 720 9000

info(at)biacore.com
www.biacore.com

Biacore Consolidated Income Statements

                                               January-March     Full year
SEK million                                  2004  2003  Change       2003

Sales                                        95.3  106.5   -11%      515.5
Cost of sales                               -24.3  -24.3     0%      -94.0
Marketing                                   -37.9  -38.6    -2%     -165.4
Administration                              -12.9  -15.4   -16%      -71.1
Research and development                    -19.0  -18.5     3%      -78.6
Other income and expenses                     1.6   -4.6             -14.4
Amortization of goodwill                     -1.0   -1.0              -4.0
Items affecting comparability                   -      -             -58.5
Operating income                              1.8    4.1   -56%       29.5
Financial items, net                          1.5    4.9              11.9
Income after financial items                  3.3    9.0   -63%       41.4
Income taxes                                 -0.8   -1.6               2.9
Minority interest                             0.1    0.1                 -
Net income                                    2.6    7.5              44.3

Basic earnings per share, SEK                0.27   0.77              4.55
Diluted earnings per share, SEK              0.27   0.77              4.53
No. of shares, average, diluted, thousands  9,772  9,770             9,787

Net income                                    2.6    7.5              44.3
Stock options issued                            -      -               1.1
Change in accounting principles,
RR29 Employee Benefits                          -   -4.8              -4.8
Dividend                                        -      -             -29.3
Currency translation differences              7.0   -4.4             -20.6
Change in shareholders' equity                9.6   -1.7              -9.3

Quarterly Income Statements

                                               1Q     4Q     3Q     2Q     1Q
SEK million                                  2004   2003   2003   2003   2003

Sales                                        95.3  160.8  105.7  142.5  106.5
Cost of sales                               -24.3  -22.5  -18.4  -28.8  -24.3
Marketing                                   -37.9  -45.2  -38.5  -43.1  -38.6
Administration                              -12.9  -17.2  -19.7  -18.8  -15.4
Research and development                    -19.0  -21.9  -18.9  -19.3  -18.5
Other income and expenses                     1.6   -4.5   -2.1   -3.2   -4.6
Amortization of goodwill                     -1.0   -1.0   -1.0   -1.0   -1.0
Items affecting comparability                   -    6.2  -64.7      -      -
Operating income                              1.8   54.7  -57.6   28.3    4.1
Financial items, net                          1.5    2.3    1.5    3.2    4.9
Income after financial items                  3.3   57.0  -56.1   31.5    9.0
Income taxes                                 -0.8   -1.5   10.6   -4.6   -1.6
Minority interest                             0.1   -0.1      -      -    0.1
Net income                                    2.6   55.4  -45.5   26.9    7.5

Basic earnings per share, SEK                0.27   5.69  -4.67   2.76   0.77
Diluted earnings per share, SEK              0.27   5.67  -4.67   2.75   0.77
No. of shares, average, diluted, thousands  9,772  9,767  9,750  9,773  9,770

Sales by region

                                               1Q     4Q     3Q     2Q     1Q
SEK million                                  2004   2003   2003   2003   2003

Americas                                     48.0   69.4   52.8   65.2   41.2
Europe                                       34.3   43.2   22.6   39.8   30.9
Asia-Pacific                                 13.0   48.2   30.3   37.5   34.4
                                             95.3  160.8  105.7  142.5  106.5

Biacore Consolidated Balance Sheets

                                                    March 31      Dec. 31
SEK million                                        2004  2003        2003

Intangible assets                                  86.8   92.7       70.0
Property, plant and equipment                     109.7  116.1      111.9
Long-term investments                               1.0   10.6        1.0
Other long-term assets                             28.3   31.5       25.4
Other current assets                              236.4  221.3      260.3
Liquid funds                                      358.7  361.7      352.5
Total assets                                      820.9  833.9      821.1

Shareholders' equity                              635.0  633.0      625.4
Minority interest                                   0.7    0.7        0.8
Provisions                                         87.3   89.1       88.5
Liabilities                                        97.9  111.1      106.4
Total shareholders' equity and liabilities        820.9  833.9      821.1

Financial structure

Operating capital                                 307.3  305.0      307.5
Long-term investments                               1.0   10.6        1.0
Net interest-bearing assets                       309.5  318.3      304.4
Net payable and deferred income tax asset          17.9   -0.2       13.3
Minority interest                                  -0.7   -0.7       -0.8
Shareholders' equity                              635.0  633.0      625.4

Biacore Consolidated Statements of Cash Flows

                                                 January-March  Full year
SEK million                                        2004   2003       2003

Net income                                          2.6    7.5       44.3
Less: Depreciation and amortization                11.2    7.5       31.8
Less: Write-downs, reversal of
write-downs, gains and losses                      -4.5   -2.7       44.7
Change in working capital                          12.3   16.2      -19.2
Other                                               3.8   -2.5      -14.9
Cash flows from operating activities               25.4   26.0       86.7

Purchase of intangible assets                     -17.4  -12.0      -50.1
Purchase of property, plant and equipment          -1.6   -3.6      -16.4
Sales of long-term investments                        -      -       11.0
Cash flows from investing activities              -19.0  -15.6      -55.5

Borrowing and repayment of loans                   -0.2   -0.3       -1.0
Dividend                                              -      -      -29.3
Cash flows from financing activities               -0.2   -0.3      -30.3
Net change in liquid funds                          6.2   10.1        0.9

Key figures

Operating margin                                   1.9%   3.8%       5.7%
Return on operating capital                        2.3%   5.2%       9.3%
Return on equity                                   1.7%   4.8%       7.1%
Equity ratio                                        77%    76%        76%
Shareholders' equity per share, diluted, SEK      64.98  64.79      63.85
No. of shares, thousands                          9,750  9,750      9,750
No. of shares, end of period, diluted, thousands  9,772  9,770      9,794
No. of shares, average, diluted, thousands        9,772  9,770      9,787


ANNUAL GENERAL MEETING OF SHAREHOLDERS IN BIACORE INTERNATIONAL AB

Uppsala, Sweden, April 28, 2004.

Biacore International AB (Biacore) today announced that today's annual general meeting was attended by 25 shareholders, representing 53 percent of the total number of shares and votes in the company.

The meeting decided, in accordance with the board of directors' and the president's proposal that the non-restricted equity in the parent company at the meeting's disposal, in total SEK 137,021 thousand, be used as follows:

Dividend to shareholders, SEK 3 per share   SEK  29,250 thousand
To be carried forward as retained earnings  SEK 107,771 thousand
Total                                       SEK 137,021 thousand

The meeting reelected the board members Mr Lars-Goran Andren, Dr Gordon Edge,
Mr Tom Erixon, Dr Ulf Jonsson, Mr Donald R Parfet, Mr Mats Pettersson and
Dr Marc Van Regenmortel and elected Mrs Donna Janson as new member of the board. The unions had nominated Mrs Anna Hansson and Dr Markku Hamalainen as their representatives on the board and Mr Hans Sjobom and Mrs Anette Persson as deputies.

The meeting decided that an auditing firm should be appointed auditor, that remuneration should be paid pursuant to approved invoice and that the auditing firm PricewaterhouseCoopers AB be re-elected for the period up until the end of the annual general meeting of shareholders held during the year 2008.

The meeting decided to authorize the chairman of the board to convene representatives of at least the three, as per September 30 each year, largest owners of the company, who are not directors of the board, to be members of the nominations committee together with the chairman of the board for the time until the next annual general meeting of shareholders. Should any of the aforementioned owners abstain from participation in the nominations committee, the next owner in terms of size shall be asked to participate instead. When it constitutes itself, the committee shall elect a chairman for the committee. The composition of the committee shall be announced in connection with publication of the company's interim report for the third quarter each year. The members of the committee shall receive no remuneration. Before the annual general meeting of shareholders, the nominations committee shall make proposals on the number of board directors and deputy board directors, remuneration to the board and election of board directors and, where appropriate, deputy board directors and remuneration for and election of auditors.

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are: Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and Biacore(r)C which is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2003 the Company had sales of SEK 515.5 million and an operating income of SEK 29.5 million.

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer